Mail Stop 3561
                                                                 August 21,
2018


     Mr. Ralph Izzo
     Chairman of the Board, President and Chief Executive Officer
     Public Service Enterprise Group Incorporated
     80 Park Plaza
     Newark, New Jersey 07102

            Re:       Public Service Enterprise Group Incorporated
                      PSEG Power LLC
                      Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 26, 2018
                      File Nos. 1-9120 and 1-34232

     Dear Mr. Izzo:

            We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

     Critical Accounting Estimates, page 68

     1. We note your disclosures in note 3 to the financial statements regarding the challenges faced by your nuclear generating stations and the resulting potential for early retirement or shutdown of the Salem and Hope Creek nuclear units, as well as your disclosure that
            Power recorded an increase to its ARO liabilities primarily due to a higher assumed probability of early retirement of its nuclear units. Please tell us your consideration of providing additional critical accounting policy disclosure that allows for an assessment of the probability, magnitude and timing of future material charges associated with early retirement or shutdown of these units, along with a description of the specific events and/or changes in circumstances that could reasonably be expected to result in early retirement or shutdown. Refer to Section V of SEC Release 34-48960 and Item
            303(a)(3)(ii), which requires a description of a known uncertainty. Ralph Izzo
Public Service Enterprise Group Incorporated
August 21, 2018
Page 2

2. Similar to the preceding comment, please tell us your consideration of providing investors with additional information that allows for an assessment of the probability, magnitude and timing of future material charges due to a significant shortening of the expected economic useful lives of the Keystone and Conemaugh generating stations, along with a description of the specific events and/or changes in circumstances that could reasonably be expected to negatively affect the economic viability of these assets through their currently designated useful lives. Refer to Section V of SEC Release 34-48960 and
        Item 303(a)(3)(ii), which requires a description of a known uncertainty.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-
 3344 with any questions.


                                                            Sincerely,

                                                            /s/ William H.
Thompson

                                                            William H. Thompson
                                                            Branch Chief
                                                            Office of Consumer
Products